

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2025

Lulu Xing
Chief Executive Officer
Xpand Boom Technology Inc.
18th Floor, Block B
Yuanlun Building, No, 350 Qifei Road
Binjiang District, Hangzhou City
People's Republic of China

Bin Xiong
Chief Executive Officer
HZJL Cayman Ltd
18th Floor, Block B
Yuanlun Building, No. 350 Qifei Road
Binjiang District, Hangzhou City
People's Republic of China

>**Re: Xpand Boom Technology Inc.**
>**Draft Registration Statement on Form F-4**
>**Submitted March 21, 2025**
>**CIK No. 0002060614**

Dear Lulu Xing and Bin Xiong:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 submitted March 21, 2025

Cover Page

1. We note your disclosure on page 195 that Bin Xiong through XB B Limited will have 80% voting power via their Class B Ordinary Share ownership upon completion of the business combination. To the extent PubCo will be a controlled company after the business combination, please revise the proxy statement/prospectus cover page to (i) clearly state as much, (ii) disclose the percentage of voting power to be held by the controlling shareholder following the business combination and (iii) if true, state that the controlling shareholder will have the ability to determine all matters requiring approval by shareholders. Additionally, and if applicable, please include a standalone risk factor that addresses the risks of being a controlled company.

2. Please revise the proxy statement/prospectus cover page to disclose more clearly the RDAC board of directors determination required by Items 1604(a)(1) and 1606(a) of Regulation S-K.

3. Please revise your table regarding the Equity Capitalization Summary, and any other tabular representation regarding redemption scenarios throughout your proxy statement/prospectus including the Dilution table on page 20, to disclose redemption scenarios at quartile intervals. Refer to Item 1604(c) of Regulation S-K.

4. Please refer to the Compensation Received by the Sponsor table on the proxy statement/prospectus cover page. Please revise the "Interest in Securities" column to detail the purchase of Private Units by the Sponsor in connection with RDAC's IPO. Refer to Item 1604(a)(3) of Regulation S-K. Additionally, please make conforming changes to the comparable table on page 29 and elsewhere as applicable. Refer to Item 1604(b)(4) of Regulation S-K.

5. Please refer to the "Conflicts of Interest" section on the proxy statement/prospectus cover page. Please revise to address whether, in connection with the de-SPAC transaction, there may be any actual or potential material conflict of interest between: on one hand, the target company officers or target company directors; and, on the other hand, unaffiliated security holders of the SPAC. Refer to Item 1604(a)(4) of Regulation S-K.

6. Please revise the "Conflicts of Interest" section to provide a cross-reference to your risk factor beginning "We may have conflicts of interest with our largest shareholders..." on page 64. Refer to Item 1604(a)(4) of Regulation S-K.

Use of Certain Terms, page i

7. For clarity and consistency, please briefly revise certain terms here to make clear the relationship of certain entities to PubCo, RDAC, HZJL or others. For example, but not limited to, we note that "Lucid" refers to Lucid Capital Markets, LLC. However, it is not until page 168 where you disclose Lucid to be the representative of the underwriters in Rising Dragon's IPO.

8.   We note your disclosure that "Investors will only hold equity interests in HZJL, a Cayman Islands holding company and will never have a direct ownership interest in HZJL's PRC Operating Entities." We also note that this registration statement relates to the registration of securities related to PubCo not HZJL. Please reconcile and revise this disclosure as applicable.

Questions and Answers about the Business Combination and the Extraordinary General Meeting
Q: What is the redemption scenario accompanying with the Business Combination?, page 5

9.   For the RDAC Public Shareholders, RDAC Initial Shareholders and Others share amounts presented here and elsewhere throughout the filing, please disclose with quantification in a footnote to the table the composition of the share amounts presented. Also, ensure that the RDAC Public Shareholders and RDAC Initial Shareholders line items are reconciled to share amounts shown in the latest RDAC balance sheet as well. This comment also applies to share amounts titled differently elsewhere in the filing (e.g., shares subject to possible redemption, shares not subject to possible redemption, etc.).

Questions and Answers about the Business Combination...
Q: What is the redemption scenario accompanying with the Business Combination?, page 5

10.   We note that the answer to the included question discusses "book value per share" and pro forma impacts on such value. We also note that the included table doesn't appear to align with the answer and doesn't detail any book value calculations. Please reconcile the answer and included table as applicable.

11.   We note that page 114 notes that the parties intend to adopt an Employee Stock Ownership Plan. To the entent known, please revise the "potential sources of dilution" to include details regarding the plan, i.e. the number of reserved shares, etc.

Q: What will PubCo's share structure be following the Business Combination?, page 6

12.   We note that Bin Xiong through XB B Limited will own all of PubCo's Class B Ordinary Shares. Please revise to disclose their ownerhsip of the Class B Ordinary Shares and the respective voting power to be held by XB B Limited upon closing of the business combination.

Q: Did Rising Dragon obtain a fairness opinion prior to entering into the Merger Agreement?, page 9

13.   Please revise your disclosure here and elsewhere throughout the proxy statement/prospectus where appropriate to briefly describe the qualifications of CHFT as well as describe the method of selection of CHFT. Refer to Item 1607(b)(1)-(3) of Regulation S-K.

Q: After redemptions, how many shares will be outstanding?, page 10

14.   We note that the table includes an "Others" line. Please revise to include a footnote to disclose who is included within this line item (i.e. underwriters or financial advisors).

Q: What happens to the funds deposited in the trust account following the Business Combination?, page 13

15.   Please revise the answer to discuss in greater detail how the funds in the trust account will be used in connection with the business combination. Consider adding a table or chart to detail the use of such funds.

Post-Business Combination Structure and Impact on the Public Float, page 19

16.   Please revise this post-business combination structure diagram to include both share holdings as well as voting percentages held by the respective parties.

17.   Please revise this corporate structure diagram to include the place of incorporation for each entity. Consider the use of footnotes. In this regard, we note that below the diagram you state that "HZJL 100% owns Joy A Limited, a British Virgin Islands business company, which 100% owns HZJL's other subsidiaries."

Summary of the Proxy Statement/Prospectus
Dilution, page 20

18.   The redemption of public shares in an amount that would cause Rising Dragon's net tangible assets to be less than $5,000,001 could prevent the Business Combination from proceeding. Please revise your dilution table and other redemption scenarios throughout the filing to only reflect redemption scenarios that are possible under current terms, without the need for a waiver.

19.   Please revise your SPAC dilution disclosures to start with the SPAC's net tangible book value as of the most recent SPAC balance sheet date presented.

20.   The company valuation amounts presented here and elsewhere throughout the filing do not represent your company's valuation. Please revise the title to better reflect what it actually represents. Refer to Item 1604(c)(1) of Regulation S-K.

Regulatory Approvals, page 24

21.   We note your disclosure that you are required to file with the CSRC in connection with this offering and the business combination. In subsequent amendments, please disclose the date of filing and the status of your filing with the CSRC.

Interests of Certain Persons in the Business Combination, page 30

22.   Please revise this section or add a new conflicts of interest section for the target company to disclose any actual or potential material conflict of interests due to the de-SPAC transaction between the target company officers and directors and unaffiliated security holders of RDAC. Refer to Item 1604(b)(3) of Regulation S-K.

Summary of Risk Factors, page 33

23.   Please amend your disclosure here and risk factors sections to provide an appropriate risk factor and state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries

by the PRC government to transfer cash/assets. On the cover page, provide cross-references to these other discussions. We note your discussion under the subheading "Cash Transfers among HZJL and its Subsidiaries" on page 23.

Risk Factors
Risks Related to Ownership of PubCo's Securities
We may have conflicts of interest with our largest shareholder..., page 64

24.   Please revise this risk factor and elsewhere throughout the proxy statement/prospectus where appropriate to quantify the voting power that will be held by your largest shareholder immediately after the completion of the business combination. In this regard, we note that here you describe the largest shareholder as having "a fair amount" of voting rights. Additionally, we note that the tables in the section titled "Security Ownership of the Combined Company after the Business Combination" reflects voting power by Mr. Bin Xiong of up to 80% assuming no redemptions and up to 83.1% assuming maximum redemptions. Further, please revise this risk factor to name your largest shareholder and state his position.

Capitalization, page 84

25.   Please discuss each adjustment being made to arrive at the as adjusted amounts in each scenario presented. Also, break out the shareholders' equity line item into its separate components.

26.   Your total capitalization equals the sum of your total stockholders' equity and non-controlling interest, however, please note capitalization is generally defined in practice as the sum of a company's debt and equity. Please revise or advise accordingly. Refer to Item 3.B of Form 20-F.

U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders, page 93

27.   Please provide a tax opinion covering the material federal tax consequences to RDAC security holders regarding the Reincorporation Merger and revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 4(a)(6) of Form F-4 and Items 601(b)(8) and 1605(b)(6) of Regulation S-K. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19. Additionally, please revise to address and express a conclusion for each material federal tax consequence, i.e. whether the Reincorporation Merger qualifies as a reorganization with in the meaning of Section 368 of the Code. A description of the law is not sufficient. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a "will" opinion. Refer to Sections III.C.1, III.C.2 and III.C.4 of Staff Legal Bulletin No. 19.

Proposal No. 2 - The Acquisition Merger
General Description of the Acquisition Merger, page 99

28. Please revise to disclose whether Mr. Bin Xiong, the Chief Executive Officer of HZJL, has entered into any agreement with the company to continue his employment and role with HZJL in connection with the business combination.

29. Please revise this section to describe the effects of the de-SPAC transaction and any related financing transaction on the special purpose acquisition company and its affiliates, the SPAC sponsor and its affiliates, and unaffiliated security holders of the special purpose acquisition company. The description must include a reasonably detailed discussion of both the benefits and detriments of the de-SPAC transaction and any related financing transaction to the special purpose acquisition company and its affiliates, the SPAC sponsor and its affiliates, and unaffiliated security holders of the special purpose acquisition company. The benefits and detriments of the de-SPAC transaction and any related financing transaction must be quantified to the extent practicable. We note your discussion under the subheading "Benefits and Detriments of the Business Combination HZJL" on page 128. Refer to Item 1605(c) of Regulation S-K.

Selected Comparable Companies:, page 118

30. We note your disclosure regarding the selection of Supply of Food Products, Online Software Services and Branding Services comparable companies used in reaching the valuation of $350 million for HZJL, including the disclosed differences between HZJL and these companies, and employing a conservative valuation metric. However, please revise your disclosure to briefly discuss why you did not select any earlier-stage companies or companies that are otherwise at more similar revenue or other financial metric levels to that of HZJL in determining a valuation. In this regard, we note your disclosure that states that HZJL is "an early-stage company" as compared to the comparable companies, which are generally better capitalized and more established business operations than HZJL.

2. Online Software Services Business, page 126

31. Please explain the source of and assumptions behind forecasted income derived from agency fees and subscription revenues, as these sources of revenue are not found elsewhere in your filing. In addition, please provide the basis for and discuss the assumptions and factors used to determine the 580 agents in 2025, including how this number of agents was derived from historical data. Similarly revise your disclosures regarding the assumptions and factors used in arriving at the forecasted revenues for the branding services business. Also, disclose your rationale for assuming the volume of promotional units will increase from 260 thousand in 2025 to 11.65 million in 2029.

Proposal No. 2 - The Acquisition Merger Proposal
Rising Dragon Board of Director's Reasons for Approving the Business Combination
Summary of HZJL Financial Analysis
HZJL Management Projections
1. Supply of Food Product Business, page 126

32.   Food product business revenues are expected to increase from $12.5 million in 2025 to $88.7 million in 2029. Please provide and explain the assumptions used as a basis for this projection. Also, reconcile your disclosures here with your disclosures on page 155, which say the decrease in food products revenues was because you intend to place more focus on development of branding services which contribute higher gross margin.

Summary of HZJL Financial Analysis, page 126

33.   We note your disclosure that "the HZJL Management Projections no longer reflect HZJL's outlook." Please revise to more clearly disclose that the projections no longer reflect the views of HZJL's management or board of directors regarding the future

performance of HZJL as of the most recent practicable date prior to the date of the disclosure document required to be disseminated to security holders. Refer to Item 1609(c) of Regulation S-K.

Business of HZJL, page 138

34.   Please revise your disclosure here and elsewhere as appropriate in your proxy statement/prospectus as appropriate to balance your discussion of HZJL's competitive strengths and business strategies with discussion of challenges and competition, for example, that the company faces.

Overview, page 138

35.   We note that HZJL "collaborates" with two popular reality TV shows in China, Founder's Glory and OrionStar. Please revise your disclosure to state whether there is a written or other agreements in place reflecting these collaborations and briefly discuss the terms of these agreements (e.g., duration). Further, we note that CHFT, in connection with preparing its valuation analysis and resulting fairness opinion reviewed "major contracts" of HZJL with suppliers and clients. Consider whether any written agreements should be filed under Item 601(b)(10) of Regulation S-K.

Advanced Online Digital Solution, page 139

36.   We note the graphic included here. Please revise your disclosure to briefly explain what the graphic represents. Consider the use of a caption or other narrative to provide clarity and context.

Corporate History and Structure of HZJL, page 149

37.   Please revise your corporate structure diagram here and elsewhere as appropriate throughout your proxy statement/prospectus to disclose what entities or individuals

hold the balance of ownership interests in certain of your entities. For example, we note that HZJL only holds 69.9790% in Huzhou Jisheng Culture and Media Co. Ltd. Consider the use of footnotes.

Management's Discussion and Analysis...
Liquidity and Capital Resources, page 158

38.   Please revise this section to provide a cross-reference to the section of the proxy statement/prospectus discussing certain relationships and related party transactions. We note that in fiscal years 2023 and 2024 you borrowed $18.5 million and $4.9 million, respectively from related parties.

Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 172

39.   We note in the table on page 173, you provide three redemption scenarios, while in the bullets above the table, you only describe two scenarios, omitting the interim redemption scenario. Please revise to describe all scenarios included in the table. Also, include all three redemption scenarios throughout your pro forma financial information disclosures.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 174

40.   On the pro forma balance sheet, please present separately for each security the number of shares authorized, issued and outstanding under each redemption scenario.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended June 30, 2024, page 176

41.   You excluded the other income, net, net loss attributable to non-controlling interest and net income (loss) attributable to ordinary shareholders line items from column (B) HZJL and have changed HZJL's net income in column (B) as well. Please revise or advise.

Enforceability of Civil Liabilities, page 228

42.   Please revise this section to identify the specific individuals you refer to here that constitute the majority of your directors and officers who are nationals or residents of jurisdictions other than the United States and for whom a substantial portion of their assets are located outside the United States. Additionally, please state what countries they are nationals or residents of that are jurisdictions other than the United States.

Experts, page 230

43.   Please also reference the auditors of Xpand Boom Technology Inc. as experts in auditing and accounting, if true.

HZJL Cayman Limited
Note 2 - Significant Accounting Policies
Revenue Recognition
Supply of food products, page F-36

44.   Please disclose sufficient information to understand if you are the principal or agent in supply of food product transactions and provide analysis supporting your conclusion. Refer to ASC 606-10-50-1 and ASC 606-10-55-36 through 55-40.

Note 14 - Segment Information, page F-53

45.   Below the total operating expenses line items and above the net income (loss) line items on pages F-53 and F-54, please disclose for each reportable segment an amount for other segment items. Also, disclose a qualitative description of the composition of other segment items, which would appear to comprise the sum of the interest expenses, net, other income, net and income tax (expense) benefits amounts allocated to each segment. Refer to ASC 280-10-50-26B.

General

46.   Please revise your proxy statement/prospectus, including the table of contents, to make clear that the section of your disclosure currently titled "Certain Transactions" beginning on page 209 is related to certain related party transactions. We note the inclusion of Note 5 to your financial statements titled "Related Party Transactions" on page F-24.

        Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: David J. Levine
        Yu Wang